                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------


                       ANGELES INCOME PROPERTIES, LTD. IV
                                (Name of Issuer)


                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                                 (Cusip Number)

                      ------------------------------------



                               JOHN K. LINES, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1675


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                      ------------------------------------


                                    COPY TO:
                               JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


                      ------------------------------------



                                 APRIL 29, 1997
             (Date of event which requires filing of this statement)





-------------------------------------------------------------------------------


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.

-------------------------------------------------------------------------------

CUSIP No.      None                   13D                               Page 2
-------------------------------------------------------------------------------
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             MARKET VENTURES L.L.C.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY

-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                 None
       BENEFICIALLY    --------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING
        PERSON WITH                              5,357
-------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                 None
-------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                 5,357
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         6,906
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.3% (Based on 131,585 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
-------------------------------------------------------------------------------

CUSIP No.      None                 13D                                 Page 3
-------------------------------------------------------------------------------
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           LIQUIDITY ASSISTANCE L.L.C.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]

                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY      ------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                1,549
        PERSON WITH
-------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  1,549
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         6,906
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.3% (Based on 131,585 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                                         OO
-------------------------------------------------------------------------------

CUSIP No.      None                   13D                            Page 4
-------------------------------------------------------------------------------
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY

-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                6,906
        PERSON WITH
-------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  6,906
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         6,906
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.3% (Based on 131,585 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                                        CO
-------------------------------------------------------------------------------

CUSIP No.      None                  13D                            Page 5

-------------------------------------------------------------------------------
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]

                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY          --------------------------------------------------
         OWNED BY                 8.      SHARED VOTING POWER
           EACH
         REPORTING                                6,906
        PERSON WITH
-------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  6,906
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         6,906
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.3%         (Based on 131,585 Units reported outstanding as
                             of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                                         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the units of limited partnership interest ("Units") in Angeles Income Properties, Ltd. IV, a California limited partnership (the "Partnership"). The Partnership's principal executive offices are located at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602. The Partnership's sole general partner is Angeles Realty Corporation II, a California corporation (the "General Partner").

ITEM 2.  IDENTITY AND BACKGROUND.

         The names and business addresses of the persons filing this statement are: (i) Market Ventures L.L.C., a Delaware limited liability company ("Market Ventures"), which has offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; (ii) Liquidity Assistance, L.L.C., a Delaware limited liability company ("Liquidity"), which has offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; (iii) Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), with offices at One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602; and (iv) Mr. Andrew L. Farkas, a United States citizen ("Mr. Farkas") who is the Chairman, Chief Executive Officer and President of Insignia and who has an office at c/o Insignia, One Insignia Financial Plaza, P.O. Box 1089, Greenville, SC 29602 (Mr. Farkas, Insignia, Liquidity and Market Ventures are sometimes collectively referred to in this Statement as the "Reporting Persons"). The name, business address, present principal occupation or employment and citizenship of each director or manager and executive officer of Insignia, Market Ventures and Liquidity are set forth in Schedule I, Schedule II and Schedule III, respectively, to this Statement. During the past five years no Reporting Person nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II or Schedule III has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Insignia is a fully integrated real estate services organization specializing in the operation and ownership of securitized real estate assets. Insignia is the largest property manager in the United States, has been the largest manager of multi-family residential properties since 1992, and is among the largest managers of commercial properties. Insignia's real estate services include property management, providing all of the day-to-day services necessary to operate a property, whether residential or commercial; asset management, including long-term financial planning, monitoring and implementing capital improvement plans, and development and execution of refinancings and dispositions; real estate leasing and brokerage; maintenance and construction services; marketing and advertising; investor reporting and accounting; and investment banking, including assistance in workouts and restructurings, mergers and acquisitions, and debt and equity securitizations. Through its subsidiary, Compleat Resource Group, Inc., Insignia markets consumer goods and services to the residents and owners of multi-family properties, including properties which Insignia manages.

         Insignia provides property and/or asset management services for over 3,100 properties, which include approximately 260,000 residential units (including cooperative and condominium units), and in excess of 149 million square feet of retail, commercial and industrial space, located in over 500 cities in 48 states. Insignia currently provides partnership administration services to approximately 900 limited partnerships having approximately 400,000 limited partners. Insignia is a public company whose stock is traded on the New York Stock Exchange under the symbol IFS.

         Insignia is the owner of 99% of the units of common member interest in Market Ventures, and Insignia Commercial Group, Inc., a wholly-owned subsidiary of Insignia, owns the other 1% interest in Market Ventures. Market Ventures' principal business is the ownership of real estate securities. Information with respect to the manager and executive officers of Market Ventures is detailed in
Schedule II hereto.

         Insignia is the owner of 99% of the units of common member interest in Liquidity, and Insignia Commercial Group, Inc., a wholly-owned subsidiary of Insignia, owns the other 1% interest in Liquidity. Liquidity's principal business is the ownership of real estate securities. Information with respect to the manager and executive officers of Liquidity is detailed in Schedule III hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds used by Market Ventures and Liquidity in making the purchases described in Item 5(c) was $361,076 and Market Ventures and Liquidity each used their working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            Liquidity and Market Ventures have acquired the Units for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above. However, the Reporting Persons may acquire additional Units, whether through private purchases, tender or exchange offers or by any other means deemed advisable. The Reporting Persons also may consider selling some or all of their Units, either directly or by a sale of one or more interests in one or more of the Reporting Persons, depending among other things on liquidity, strategic, tax and other considerations.

            Although the Reporting Persons do not intend to change current management or the operation of the Partnership and have no current plans for any extraordinary transaction involving the Partnership, these plans could change in the future. In addition, the Reporting Persons expect that consistent with the General Partner's fiduciary obligations, the General Partner will seek and review opportunities to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more other entities, with the objective of seeking to maximize returns to holders of Units. In that regard, the Reporting Persons expect the General Partner will carefully consider any suggestions or proposals the Reporting Persons may make.

            The Reporting Persons have been advised that the possible future transactions the General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership;
(iii) sales of assets, individually or as part of a complete liquidation; and
(iv) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which the General Partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which holders of Units might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the limited partners in the Partnership. The Reporting Persons' primary objective in acquiring the Units is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those Units.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) Market Ventures directly owns 5,357 Units and Liquidity directly owns 1,549 Units (for an aggregate of 6,906 Units), representing 4.1% and 1.2%, respectively, or a total of 5.3% of the outstanding Units based on the 131,585 Units reported by the Partnership to be outstanding at March 31, 1997.

            Insignia and Mr. Farkas may be deemed to be beneficial owners of the Units directly owned by Market Ventures and by Liquidity by reason of Insignia's ownership interests in Market Ventures and Liquidity and Mr. Farkas's relationship with Insignia. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock. Accordingly, for purposes of this Statement: (i) Market Ventures is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,357 Units directly owned by it; (ii) Liquidity is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 1,549 Units directly owned by it; and (iii) Insignia and Mr. Farkas are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the aggregate of 6,906 Units directly owned by Market Ventures and Liquidity.

            (c) On April 29, 1997, Market Ventures purchased 4,481 Units for an aggregate purchase price of $358,480.00 from the Equity Resources Pilgrim Fund in a privately negotiated transaction, and on May 21, 1977, Market Ventures purchased 20 Units for an aggregate purchase price of $2,236.00 through the facilities of the Chicago Partnership Board. On May 21, 1997, Liquidity purchased 4 Units for an aggregate purchase price of $360.00 from an individual in a privately negotiated transaction.

            (d)-(e)  Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person exists with respect to any securities of the Partnership, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 7.1 Agreement of Joint Filing, dated June 13, 1997, among the Reporting Persons.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 13, 1997

                             MARKET VENTURES L.L.C.


                              By: /s/ John K. Lines
                                 --------------------------------------
                                  John K. Lines
                                  Vice President


                             LIQUIDITY ASSISTANCE L.L.C.


                             By: /s/ J. Scott Kester
                                 --------------------------------------
                                 J. Scott Kester
                                 President


                             INSIGNIA FINANCIAL GROUP, INC.


                             By: /s/ Jeffrey P. Cohen
                                 --------------------------------------
                                 Jeffrey P. Cohen
                                 Senior Vice President


                             ANDREW L. FARKAS


                             /s/ Andrew L. Farkas
                                 --------------------------------------

                                   SCHEDULE I

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                    INSIGNIA


         Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of Insignia. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Directors are identified by an asterisk. All persons identified below are United States citizens.


Name                    Present Principal Occupation or Employment
----                    ------------------------------------------

ANDREW L. FARKAS*       Andrew L. Farkas' principal occupation is to serve as
                        Chairman of the Board, Chief Executive Officer and
                        President of Insignia.

JOHN F. JACQUES*        John F. Jacques' principal occupations are to serve as
 102 Woodmont Boulevard a director of Insignia and with the Office of the
 Suite 400              Chairman of Insignia. Mr. Jacques also serves as
 Nashville, TN 37205    Chairman, President and Chief Executive Officer of
                        Compleat Resource Group, Inc., a wholly owned subsidiary of Insignia.


ROBERT J. DENISON*      Robert J. Denison's principal occupation is as a
                        general partner of First Security Company II, L.P.

ROBIN L. FARKAS*        Robin L. Farkas' principal occupation is to serve
 730 Park Avenue        as a director of Insignia.
 New York, NY 10021


MERRIL M. HALPERN*      Merril M. Halpern's principal occupation is to serve as
 c/o Charterhouse       co-chief executive officer of Charterhouse Group
 535 Madison Avenue     International, Inc., a privately-owned investment firm
 New York,              which actively engages in making private equity
                        investments in a broad range of industrial and service companies located primarily in the United States.

ROBERT G. KOEN*         Robert G. Koen's principal occupation is as a partner
 125 West 55th Street   in the law firm Akin, Gump, Strauss, Hauer & Feld,
 New York, NY 10019     which represents Insignia or certain of its
                        affiliates from time to time.


MICHAEL I. LIPSTEIN*    Michael I. Lipstein's principal occupation is as a
 110 East 59th Street   private investor.
 New York, NY 10022


BUCK MICKEL*            Buck Mickel's principal occupation is to serve as
Fluor/Daniel            chairman of the board and chief executive officer of
 301 N. Main Street     RSI Holdings, a company offering distribution of
 Greenville, SC 29601   outdoor equipment.

Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

JAMES A. ASTON           James A. Aston's principal occupation is to serve
                         with the Office of the Chairman and as Chief
                         Financial Officer of Insignia.

FRANK M. GARRISO         Frank M. Garrison's principal occupation is to serve
 102 Woodmont Blvd.      as Executive Managing Director of Insignia and
 Suite 400               President of Insignia Financial Services.
 Nashville, TN 37205

THOMAS R. SHULER         Thomas R. Shuler's principal occupation is to serve
                         as Executive Managing Director of Insignia and Chief
                         Operating Officer of Insignia Residential Group, L.P.

NEIL KREISEL             Neil Kreisel's principal occupation is to serve as
 Kreisel Company, Inc.   Executive Managing Director of Insignia and President
 331 Madison Avenue      of Insignia Management Group, L.P.
 New York, NY 10017

RONALD URETTA            Ronald Uretta's principal occupation is to serve as
                         Chief Operating Officer and Treasurer of Insignia.

JEFFREY L. GOLDBERG      Jeffrey L. Goldberg's principal occupation is to
                         serve as Managing Director of Investment Banking of Insignia.

HENRY HOROWITZ           Henry Horowitz's principal occupation is to serve as
                         Executive Managing Director of Insignia and Chief
                         Operating Officer of Insignia Commercial Group, Inc.

WILLIAM H. JARRARD, JR.  William H. Jarrard, Jr.'s principal occupation is to serve as Managing Director of Partnership
                         Administration of Insignia.

ALBERT H. GOSSETT        Albert H. Gossett's principal occupation is to serve
                         as Senior Vice President and Chief Information
                         Officer of Insignia.

JOHN K. LINES            John K. Lines' principal occupation is to serve as
                         General Counsel and Secretary of Insignia.

EDWARD S. GORDON         Edward S. Gordon's principal occupation is to serve
 200 Park Avenue         with the Office of the Chairman and as Chairman of
 New York, NY 10166      Insignia/Edward S. Gordon Co., Inc.


STEPHEN C. SIEGEL        Stephen C. Siegel's principal occupation is to serve
 200 Park Avenue         as Executive Managing Director of Insignia, President
 New York, NY 10166      of Insignia/Edward S. Gordon Co., Inc. and President
                         of Insignia Commercial Group, Inc.

                                  SCHEDULE II
                                  -----------

          INFORMATION REGARDING THE MANAGER AND EXECUTIVE OFFICERS OF
                                MARKET VENTURES


         Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the manager and each of the executive officers of Market Ventures. Insignia indirectly owns 100% of Market Ventures. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. The manager is identified by an asterisk. All persons identified below are United States citizens.



Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

SHERYL W. BAKER*         Sheryl W. Baker's principal occupation is to serve as
                         Assistant Controller of Insignia. Ms. Baker also serves as Manager and President of Market Ventures.


JOHN K. LINES            John K. Lines' principal occupation is to serve as
                         General Counsel and Secretary of Insignia. Mr. Lines also serves as a Vice President of Market Ventures.

RONALD URETTA            Ronald Uretta's principal occupation is to serve as
                         Chief Operating Officer and Treasurer of Insignia.
                         Mr. Uretta also serves as a Vice President and Treasurer of Market Ventures.

                                 SCHEDULE III
                                 ------------

          INFORMATION REGARDING THE MANAGER AND EXECUTIVE OFFICERS OF
                                   LIQUIDITY


         Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the manager and each of the executive officers of Liquidity. Insignia indirectly owns 100% of Liquidity. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. The manager is identified by an asterisk. All persons identified below are United States citizens.


Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

J. SCOTT KESTER*         J. Scott Kester's principal occupation is to serve as
                         a Vice President of Investment Banking of Insignia.
                         Mr. Kester also serves as Manager and President of Liquidity.

JOHN K. LINES            John K. Lines' principal occupation is to serve as
                         General Counsel and Secretary of Insignia. Mr. Lines also serves as a Vice President of Liquidity.

RONALD URETTA            Ronald Uretta's principal occupation is to serve as
                         Chief Operating Officer and Treasurer of Insignia.
                         Mr. Uretta also serves as a Vice President and Treasurer of Liquidity.




                                     III-1

                                 EXHIBIT INDEX
                                 -------------



    EXHIBIT NO.                        DESCRIPTION
    -----------                        -----------

        7.1 Agreement of Joint Filing, dated June 13, 1997, among the Reporting Persons.